UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 27, 2015

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the Third Quarter 2015

and Nine-Month Period ended September 30, 2015

FOR IMMEDIATE RELEASE: Tuesday October 27, 2015

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net comprehensive loss of Ps. 171.2 million, or Ps. 0.215 per share (Ps. 1.077 per ADS), for the third quarter ended September 30, 2015, compared to the comprehensive net income of Ps. 40.5 million, or Ps. 0.051 per share (Ps. 0.255 per ADS), for the same period 2014.

The comprehensive net loss for the nine-month period ended September 30, 2015, amounted to Ps. 11.2 million, or Ps. 0.014 per share (Ps. 0.070 per ADS), compared with a comprehensive net income of Ps. 77.8 million, or Ps. 0.098 per share (Ps. 0.490 per ADS), recorded in the same period last year.

The negative variation in the comprehensive net results for the nine-month period ended September 30, 2015, was mainly attributed to the variation of the operating (loss) / profit amounting to Ps. 493.3 million (62.7% below that of  2014).

The Ps. 267.5 million operating loss in the Natural Gas Transportation business segment was affected by the constant increase in costs as well as the negative impact of Ps. 321.9 million related to the acquisition of the rights and obligations (the "Rights of the Arbitration Proceeding") over the lawsuit initiated by Enron Creditors Recovery Corp. and Ponderosa Assets LLP against the Argentine Republic in The International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank ("the ICSID claim") related to the loan granted by TGS to Pampa Energía S.A. in October 2011. The exercise of the Rights of the Arbitration Proceeding will enable TGS to continue the tariff renegotiation process provided by the Government in accordance with Law 25,561, as it will comply with the conditions to sign and implement the Integral Renegotiation License Agreement (the “Integral Renegotiation Agreement”) and the new rate schedule resulting from the comprehensive tariff review process provided therein.

The net revenues from the Natural Gas Transportation business segment increased Ps. 192.4 million mainly due to the two tariff increases authorized by the National Gas Regulatory Body (“ENARGAS”) through Resolutions No. I-2852/14 of April 7, 2014 (the “Resolution I-2852”), and Resolution No. I-3347/15 dated June 5, 2015 (the “Resolution I-3347”).

It is worth highlighting that the tariff increases mentioned above, with a minimum impact on end-users, were the first granted in 1999. Given the persistent increase in operating costs, the tariff increase received represented a support in the short term to temporarily improve the economic situation of the Company while it continues negotiations to sign an Integral Renegotiation Agreement. For that purpose, and as mentioned above, the acquisition of the Rights of the Arbitration Proceeding will enable TGS to move forward in obtaining a fair and reasonable tariff scheme that would achieve its economic and financial recovery.

The operating profit from the Production and Commercialization of Liquids business segment continued its negative trend during the nine-month period ended September 30, 2015, decreasing 28.9%, from Ps. 662.1 million reported in 2014 to Ps. 468.5 million in the same period 2015. Net revenues in this business segment reached Ps. 1,865.0 million in the nine-month period ended September 30, 2015, a 21.4% decrease (or Ps. 506.5 million) in comparison with the same nine-month period 2014.

Net financial expenses rose to Ps. 333.4 million at the close of the nine-month period ended September 30, 3015, compared to Ps. 672.4 million reported for the same period last year. This variation of Ps. 339.0 million, or 50.4%, is related to lower depreciation of the Argentine peso and the lower net liability position in US dollar during 2015, which includes the financial debt obtained to finance the acquisition of its fixed assets (90% of which corresponds to the Natural Gas Transportation business segment).

Third Quarter 2015 vs. Third Quarter 2014

For the third quarter ended September 30, 2015, TGS posted total net revenues of Ps. 891.1 million, compared to Ps. 961.6 million recorded in the same period of 2014, representing Ps. 70.5 million, or a 7.3% decrease.

The Natural Gas Transportation business segment represented approximately 30% and 20% of TGS’ total revenues during the third quarter of 2015 and 2014, respectively. Following the implementation of the Public Emergency Law No. 25,561 in 2002, TGS received only two increases in the tariff schedule applicable to its regulated natural gas transportation tariff, which reduced temporarily the continued deterioration of the operating margin caused by the recurring increases in operating costs. As a result, TGS must continue to take steps to sign and implement a Comprehensive Agreement.

This business segment is subject to the ENARGAS regulation.

The Natural Gas Transportation revenues are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government in order to expand capacity in the Argentine natural gas transportation pipeline system. In addition, in November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets, mainly related to the pipeline expansions owned by the Gas Trusts. Since its inception, the CAU has only been adjusted in May 2015, failing to offset the increases related to operating costs since its creation in 2005.

The Natural Gas Transportation business segment revenue rose by Ps. 70.3 million in the third quarter of 2015, compared with the same period of the previous year, and is mainly due to the impact of both increases authorized through the Resolution I-3347 and the impact of the full effect as of May 1, 2015, related to the stepped tariff increase authorized by Resolution I-2852/14 as of April 2014.

The Production and Commercialization of Liquids segment revenue decreased by Ps. 139.8 million in the third quarter of 2015 (20.6% compared with the same period of the previous year), and was mainly due to the significant fall in international average reference prices, that continued having a negative trend in 2015, along with the lower volumes sold. These effects were partially offset by the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar.

Liquids Production and Commercialization revenues accounted for approximately 61% and 71% of the total revenues in the third quarter of 2015 and 2014, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also on behalf of TGS’ clients.

Other Services revenues decreased by Ps. 1.0 million in the third quarter of 2015 compared to the same period of 2014. This decrease was primarily due to lower revenues from compression and treatment of natural gas services. This effect was partially offset by higher revenues from management of expansion works carried out by Nación Fideicomisos S.A. within the framework of the agreement entered into in December 2006.

The Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 9% of the net revenues in the third quarter of 2015 and 2014. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Cost of sales and administrative and selling expenses decreased by approximately Ps. 74.9 million in the third quarter of 2015 from the same period of 2014. This variation is mainly attributed to lower tax on export charges as well as the reduction in the natural gas purchase price processed at Cerri Complex during the third quarter of 2015. According to the provisions of Resolutions No. 1,077/2014 of the Ministry of Economy and Finance and No. 60/2015 issued by the Federal Energy Bureau, a variable withholding regime is available with a minimum nominal rate of 1% for liquefied petroleum gas (LPG) and natural gasoline.

Other negative operating results recorded in the third quarter of 2015 increased by Ps. 320.6 million compared to the same quarter in the previous year. This negative variation was mainly due to a charge of Ps. 321.9 million recorded by the acquisition of the Rights of the Arbitration Proceedings. The exercise of the Rights in the Arbitration Proceeding will enable TGS to continue with its tariff renegotiation process as it may comply with one of the conditions necessary to ratify the Integral Renegotiation Agreement and the implementation of the new tariff schedule resulting in accordance therewith.

During the third quarter of 2015, the financial results increased Ps. 11.0 million, or 8.5%, from the same period of 2014. This variation was mainly due to lower interest on financial assets as a result of lower invested capital during the third quarter of 2015. The variation in the foreign exchange gain results could partially offset this negative effect.

Nine-month period 2015 vs. Nine-month 2014

During the nine-month period ended September 30, 2015, the Company recorded a total net revenue of Ps. 2,839.3 million, in comparison with the Ps. 3,163.1 million recorded in the same period last year, representing a decrease of Ps. 323.8 million, or 10.2%.

Natural Gas Transportation revenues for the nine-month period ended September 30, 2015, increased Ps. 192.4 million (or 34.5% vs. 2014). The increase is mainly due to: (i) the impact of the new rate schedules of natural gas transportation tariffs approved by Resolution I-2852 and I-3347, necessary to achieve the temporary stabilization of the net revenues for this business segment until the Integral Renegotiation Agreement is signed, and (ii) higher natural gas transportation services to export customers.

Liquids Production and Commercialization segment revenues decreased Ps. 506.5 million in the nine-month period ended September 30, 2015, when compared to the same period last year, mainly due to the fall in international prices, which started in the fourth quarter of 2014 and have continued thus far in 2015. This negative effect was partially offset by the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar and the increase in the volumes sold by TGS’ own account.

Other Services revenues decreased by Ps. 9.7 million, or 4.2%, in the nine-month period ended September 30, 2015, when compared to the same period of 2014, and were primarily due to lower telecommunication services and compression natural gas. These effects were partially offset by higher revenues from the management of expansion works carried out by Nación Fideicomisos S.A. as well as higher steam generation services.

Operating costs, administrative and selling expenses decreased approximately Ps. 159.8 million, or 6.7%, in the nine-month period ended September 30, 2015, compared to the last year same period. This variation is mainly attributed to lower tax on export charges mentioned above. This effect was partially offset by higher labor costs and other operating costs.

The negative achieved for Other operating results during the nine-month period ended September 30, 2015, amounted to Ps. 328.0 million, compared to the Ps. 1.0 million gain in previous year same quarter. This negative variation was mainly due to a charge of Ps. 321.9 million recorded by the acquisition of the Rights of the Arbitration Proceeding mentioned above.

Negative financial expenses for the nine-month period ended September 30, 2015, amounted to Ps. 333.4 million, compared to Ps. 672.4 million reported in the same period in 2014. This decrease of Ps. 339.0 million is mainly due to lower losses generated by the impact in the variation of the Argentine peso exchange rate against the US dollar during the first half of 2015. This positive effects was partially offset by the decrease in interest on financial assets.

As of September 30, 2015, the foreign exchange rate was Ps. 9.422 per US dollar, showing a 10.2% increase compared to the exchange rate at the end of 2014. Meanwhile, as of September 30, 2014, Argentine peso depreciated 29.3% (or Ps. 1.91 = US$ 1.00) from the end of 2013.

Liquidity and Capital Resources

For the nine-month period ended September 30, 2015, cash and cash equivalents decreased by Ps. 74.6 million. This decrease was mainly due to the cancellation of the second installment of the principal of the notes made in May 2015 by using the net cash flow from the operations. Meanwhile, the cash flow generated from the operating activities totaled Ps. 370.2 million. Finally, the cash used in investing activities amounted to Ps. 153.5 million as a result of payments made for the acquisition of property, plant and equipment, net of the cash flow generated by financial assets not considered cash and cash equivalents.

Please see the attached tables for additional financial and operating information.

TGS operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.8 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%. The remaining 10%is held by and (iii) PEPCA S.A. (formerly EPCA S.A.), which belongs to Pampa Energía S.A.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine-month periods ended September 30, 2015 and 2014

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the nine-month periods ended September 30, 2015 and 2014

 (In millions of Argentine pesos)

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the nine-month periods ended September 30, 2015 and 2014

(In millions of Argentine pesos)

	2015	2014
Cash flows provided by operating activities		
Total comprehensive (loss) / income for the period	(11.2)	77.8
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	194.7	190.1
Consumption of materials	6.4	3.3
Increase in allowances and provisions	27.4	16.2
Share of profit from associates	(0.2)	(2.8)
Interest expense accrual	207.5	219.2
Interest income on Other financial assets other than cash and cash equivalents	(19.5)	(41.3)
Acquisition of the Rights of the Arbitration Proceeding	321.9	0.0
Income tax	(28.3)	39.7
Derivative financial instrument results	29.2	76.8
Foreign exchange loss	147.3	512.1
Changes in assets and liabilities:		
Trade receivables	(81.0)	(168.2)
Other receivables	(49.3)	(38.6)
Inventories	(37.1)	(71.0)
Trade payables	(129.1)	56.7
Payroll and social security taxes	8.3	7.1
Taxes payable	(12.3)	(22.0)
Income tax	(15.0)	(46.0)
Other payables	(0.7)	1.1
Provisions	(3.3)	(13.2)
Interest paid	(117.8)	(94.6)
Income tax paid	(10.3)	(17.1)
Derivative financial instruments	(44.0)	(42.8)
Advances from customers	(13.2)	45.0
Cash flows provided by operating activities	**370.4**	**687.5**
Cash flows used in investing activities		
Additions to property, plant and equipment	(305.0)	(249.6)
Financial assets other than cash equivalents	151.4	116.0
Cash flows used in investing activities	**(153.6)**	**(133.6)**
Cash flows used in financing activities		
Payment of loans	(291.3)	(765.4)
Cash flows used in financing activities	**(291.3)**	**(765.4)**
Net decrease in cash and cash equivalents	**(74.5)**	**(211.5)**
Cash and cash equivalents at the beginning of the year	**789.4**	**893.8**
Foreign exchange gains on cash and cash equivalents	**24.7**	**49.9**
Cash and cash equivalents at the end of the period	**739.6**	**732.2**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: October 27, 2015